Exhibit 99.114

PRESS RELEASE

The Race All Star Esports Battle returns Saturday after record viewing debut

●	Last week’s event was the biggest esports live-streamed event ever
●	Round 2 to be staged at the Indianapolis Motor Speedway road course
●	Huge challenge set to for sim racers against the real-world pros
●	#TheRaceMustGoOn set to entertain global motorsport fans

LONDON, March 18, 2020 /PRNewswire/ — After breaking records for esports racing live streaming last Sunday, Torque Esports Corp.’s (TSXV: GAME) (OTCQB: MLLLF) The Race All-Star Esports Battle returns this week with the world’s greatest sim racers taking on leading drivers from Formula 1, IndyCar, Formula E and more.

The inaugural event had a combined total of 12.1 million minutes watched on “The Race” YouTube channel – that’s a combined total of 23 years of total content consumed. The massive fan engagement featured nearly 30,000 combined comments and millions of impressions on social media.

After breaking records for esports racing live streaming last Sunday, Torque Esports Corp.’s The Race All-Star Esports Battle returns this week with the world’s greatest sim racers taking on leading drivers from Formula 1, IndyCar, Formula E and more.

Sunday’s event was created following the cancellation of the opening round of the FIA Formula 1 World Championship in Australia. Other major motorsports championships including the NASCAR, Formula E, IndyCar and the World Endurance Championship have also been shut down due to the COVID-19 virus pandemic.

The debut race attracted some of the world’s leading drivers including Formula 1 star Max Verstappen, Indy 500 winner Simon Pagenaud and FIA Formula E points leader Antonio Felix da Costa but was won by esports racer Jernej Simoncic.

Following the incredible debut event organisers Torque Esports have been inundated with drivers – both real and virtual – looking to take part in this week’s race will be held on Saturday starting at 18:00 CET | 17:00 UK | 13:00 US Eastern | 10:00 US Pacific.

“Last week was a massive success but we’re raising the bar for round 2 and setting an incredible challenge for the esports simulator racers,” Torque Esports President and CEO, Darren Cox said.

“Esports racing was already in a dramatic growth phase, but given the current global situation with COVID-19, the ‘stay at home economy’ is booming.”

“People can’t go to concerts, sporting events, festivals, movies or parties – but we’re committed to working with the motorsport community around the world to create this incredible spectacle.”

More drivers and qualifying details for virtual competitors on the rFactor 2 platform will be announced soon.

Saturday’s race can be seen on Torque Esports’ motorsport and sim racing platform’s YouTube page. The commentary team will again be led by Formula 1 callers Jack Nicholls and ex-Formula 1 racer Jolyon Palmer.

About Torque Esports

The company focuses on three areas – esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com